UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press release dated May 12, 2016 titled “Grupo Financiero Santander México Announces Shareholding Reorganization Process”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: May 12, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO

ANNOUNCES SHAREHOLDING REORGANIZATION PROCESS

Mexico City, Mexico, May 12, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or “the Group”), one of the leading financial groups in Mexico, announces that pursuant to a shareholding reorganization, Banco Santander, S.A., which currently directly holds 51.26% of the capital stock of Santander México, has today entered into a share purchase agreement to acquire the 23.71% of Santander México’s capital stock held by Banco Santander S.A.’s wholly-owned subsidiary, Santusa Holding, S.L., whereby the direct share ownership of Banco Santander, S.A., will increase to 74.97% of the capital stock of Santander México. The remaining 25.03% trades on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and the New York Stock Exchange. The total share ownership of Banco Santander S.A. in Santander México will not change as a result of the shareholding reorganization.

About Grupo Financiero Santander México

Grupo Financiero Santander México, one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. The Group offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2016, Grupo Financiero Santander México had total assets of Ps.1,233 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,079 branches and 307 offices nationwide and has a total of 17,203 employees.

INVESTOR RELATIONS CONTACTS

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations

+ 52 (55) 5269-1827 / + 52 (55) 5269-1828

gfreire@santander.com.mx

Investor Relations Team

investor@santander.com.mx